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             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                         FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and
15(d) of the Securities Exchange Act of 1934.


               Commission File Number: 1-1059



             CROWN CENTRAL PETROLEUM CORPORATION
             -----------------------------------
   (Exact name of registrant as specified in its charter)


                 One North Charles Street
                 Baltimore, Maryland 21201
                      (410)539-7400
                 -------------------------
     (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


        Class A Common Stock, $5 Par Value Per Share
        Class B Common Stock, $5 Par Value Per Share
          Series A Preferred Stock Purchase Rights
          Series B Preferred Stock Purchase Rights
        --------------------------------------------
  (Title of each class of securities covered by this Form)


                            None
                            ----
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  (X )    Rule 12h-3(b)(1)(ii) (  )
Rule 12g-4(a)(1)(ii) (  )    Rule 12h-3(b)(2)(i)  (  )
Rule 12g-4(a)(2)(i)  (  )    Rule 12h-3(b)(2)(ii) (  )
Rule 12g-4(a)(2)(ii) (  )    Rule 15d-6           (  )
Rule 12h-3(b)(1)(i)  (X )


Approximate number of holders of record as of the
certification or notice date:  1

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     Pursuant to the requirements of the Securities
Exchange Act of 1934, CROWN CENTRAL PETROLEUM CORPORATION has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



DATE: March 7, 2001        BY: /s/ John E. Wheeler, Jr.
                           John E. Wheeler, Jr.
                           Executive Vice President
                           - Chief Financial Officer



Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.